Exhibit 99(a)


CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

                                                    Nine Months Ended
                                                       September 30,
                                                1999                  1998
Fixed Charges:
   Interest Expense                        $    21,300           $    25,135
   Capitalized Interest                          3,887                 1,585
   Dividend Requirement on Series B
      Preferred Stock [1]                        8,257                 8,374
   Interest Component of
      Rental Expense [2]                        38,207                28,977
                                           $    71,651           $    64,071

Earnings:
   Income before Taxes                     $   239,406           $   187,837
   Fixed Charges                                71,651                64,071
      Capitalized Interest                      (3,887)               (1,585)
      Preferred Dividend Requirements [3]       (8,257)               (8,374)
                                           $   298,913           $   241,949

Ratio of Earnings to Fixed Charges:               4.2 x                  3.8 x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.